Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	TSX: SVM
	NYSE: SVM	August 26, 2011

UPDATE ON NORMAL COURSE ISSUER BID

VANCOUVER, British Columbia – August 26, 2011 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) announces that to date, pursuant to its normal course issuer bid (“NCIB”) announced on June 17, 2011, it has acquired a total of 1,624,233 of its common shares at an average price of CDN$8.18.

The Company is purchasing its owns shares because it believes that prevailing market conditions have resulted in Silvercorp's shares being undervalued relative to the immediate and long term value of Silvercorp's portfolio of producing and development properties in China and Canada. The Company notes that the short interest position in its common shares has climbed from 3.6 million as of July 29, 2011 settlement date to 9.6 million as of August 15, 2011 settlement date, the most recent date for which short interest data is known by the Company. Under the existing NCIB the Company intends to acquire up to 10 million common shares. All common shares purchased under the NCIB will be cancelled.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining Camp in the Henan Province of China. The Company is developing its GC silver-lead-zinc mine in the Guangdong Province and recently acquired the BYP gold-lead-zinc mine in Hunan province. In Canada, Silvercorp is preparing to apply for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information:

SILVERCORP METALS INC. Rui Feng, Chairman/CEO & Lorne Waldman, Corporate Secretary Phone:(604) 669-9397, Toll Free Phone: 1-888-224-1881 Fax: (604) 669-9387, Email: info@silvercorp.ca, website: www.silvercorp.ca.